Exhibit (a)(1)(P)

Amendment No. 2 to

Exela Technologies, Inc.

Amended and Restated Offer to Exchange dated May 2, 2022

This Amendment No. 2 (this “Amendment”) supplements and amends the information previously provided in the Amended and Restated Offer to Exchange, dated May 2, 2022 (the “May 2 Offer to Exchange”), as amended by Amendment No. 1 to the Amended and Restated Offer to Exchange, dated May 10, 2022 (“Amendment No. 1” and, together with this Amendment and the May 2 Offer to Exchange, the “Offer”) of Exela Technologies, Inc. (“we”, “us”, the “Company” or “Exela”), whereby Exela is offering up to 100,000,000 shares of its outstanding common stock, par value $0.0001 per share (the “Common Stock”), for its 6.00% Series B Cumulative Convertible Perpetual Preferred Stock (“Series B Preferred Stock”), with each 20 shares of Common Stock being exchangeable in the Offer for one share of Series B Preferred Stock having a liquidation preference of $25.00 per share of Series B Preferred Stock (an effective price of $1.25 per share of Common Stock). Except as amended and supplemented hereby, the information in the May 2 Offer to Exchange remains unchanged. To the extent there are any conflicts between the information in this Amendment and the information in the May 2 Offer to Exchange, the information in this Amendment hereby replaces and supersedes such information. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the May 2 Offer to Exchange.

The May 2 Offer to Exchange is amended and supplemented as follows:

1.       The following disclosures are added to the end of the section entitled “Summary Unaudited Pro Forma Financial Information”:

	As of March 31, 2022
Balance Sheet	Actual	Adjustment	As Adjusted
Cash and cash equivalents	38,263	(7,500)	30,763
Accounts receivable, net of allowance for doubtful accounts	189,585	-	189,585
Total assets	1,071,403	(7,500)	1,063,903
Long-term debt, net of current maturities	1,068,873	-	1,068,873
Total liabilities	1,678,701	-	1,678,701
Total stockholders’ (deficit) equity	(607,298)	(7,500)	(614,798)

	For the twelve months ended December 31, 2021
Statement of Comprehensive Income and EPS	Actual	Adjustment		As Adjusted
Net loss	(142,390)	-		(142,390)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(44)	-		(44)
Unrealized pension actuarial gains (losses), net of tax	6,118	-		6,118
Total other comprehensive loss, net of tax	(136,316)	-		(136,316)

Loss per share:
Basic	(1.22)	nm	(1)	nm (1)
Diluted	(1.22)	nm	(1)	nm (1)

	For the three months ended March 31, 2022
Statement of Comprehensive Income and EPS	Actual	Adjustment		As Adjusted
Net loss	(56,956)	-		(56,956)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	1,477	-		1,477
Unrealized pension actuarial gains (losses), net of tax	308	-		308
Total other comprehensive loss, net of tax	(55,171)	-		(55,171)

Loss per share:
Basic	(0.17)	nm	(1)	nm	(1)
Diluted	(0.17)	nm	(1)	nm	(1)

	As of March 31, 2022
Book value per share calculation	Actual	Adjustment	As Adjusted
Shares outstanding at 3/31	484,557,092	(100,000,000)	384,557,092
Total stockholders’ (deficit) equity	(607,298,000)	(7,500,000)	(614,798,000)
Book value per share	(1.25)		(1.60)

Footnotes:

(1) The Company's share count did not exceed 100,000,000 shares on January 1, 2021 for it to illustrate the impact of the Offering on basic and diluted loss per share.

May 10, 2022